Helena Lee Associate General Counsel Direct Line: (310) 772-6259 E-mail: helena.lee@aig.com

AIG Life and Retirement 21650 Oxnard Street, Suite 750 Woodland Hills, CA 91367

VIA EDGAR & E-MAIL

August 8, 2018

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Annuity Account Seven (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Platinum O-Series Variable Annuity

Post-Effective Amendment No. 12 and Amendment No. 12 on Form N-4

File Numbers: 333-185790 and 811-09003

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“Depositor”)

Polaris Platinum O-Series Variable Annuity

Post-Effective Amendment No. 13 and Amendment No. 13 on Form N-4

File Numbers: 333-178843 and 811-08810

Dear Mr. Orlic:

Thank you for your verbal comments on June 28, 2018 regarding the 485(a) Registration Statements filed on Form N-4 referenced above. We have responded to your comments as follows:

Maximum and Minimum Expenses Examples (Page 9)

1.	Comment – Please confirm that the expense example reflects the highest combination of contract and optional benefit charges ever offered in this registration statement.

Response – Per our conversation, we confirm that we will include the highest combination of fees and expenses ever offered in the product. We will include two sets of Maximum and Minimum Expenses Examples. The first set will include maximum and minimum expenses for contracts issued on or after September 10, 2018 and the second set will include maximum and minimum expenses for contracts issued prior to September 10, 2018 which will show the highest combination of fees and expenses ever offered in the product. Accordingly, the note below the table will explain that the second table shows the highest combination of fees and expenses ever offered in the product.

IRA and State Free Look Restrictions (Page 13)

2.

Comment – In the last paragraph of this subsection, disclosure indicates that you reserve the right to invest an investor’s Purchase Payment in a money market portfolio. Please clarify that if you invest Purchase Payments in a money market portfolio, that you will refund all the fees and charges as well per State Farm no-action letter (Oct. 24, 1997). We are adding this concept.

Response – We confirm that in states that require that we invest a contract owner’s Purchase Payment in a money market portfolio, we will refund all fees and charges. We have revised the sentence as follows:

“With respect to these contracts, we reserve the right to invest your money in a money market portfolio plus fees and charges during the free look period.”

How do my investment requirements impact my feature and contract? (Page 30)

3.	Comment – Please disclose the reason for the investment requirements that there will be less risk to the Company and greater chance the benefit will never need to be paid by the Company.

Response – We have revised the second paragraph under “How do my investment requirements impact my feature and contract?” as follows:

“The investment requirements may reduce the need to rely on the guarantees provided by the living benefit because they allocate your investment across asset classes and potentially limit exposure to market volatility. As a result, you may have better, or worse, investment returns by allocating your investments more aggressively. Therefore, the investment restrictions reduce the Company’s risk that the Contract Value will be reduced to zero before the Covered Person(s)’ death. Withdrawals taken while Contract Value is greater than zero are withdrawals of the contract owner’s own money. Thus, these investment restrictions would reduce the likelihood that the Company would use its own assets to make payments in connection with the living benefit guarantee.”

When Death Benefits are Calculated (Page 36)

4.

Comment – Please clarify that if the beneficiary does not make any specifications, the funds will remain in the same investment options that the contract owner elected before death and that beneficiary may only transfer his or her portion of the contract value, not the entire contract value (if there is multiple beneficiaries).

Response – As contemplated by the no-action letter issued to Massachusetts Mutual Life Insurance Company in 1986 and by the 1993 Dear Registrant letter, the funds remain in the same investment options that the contract owner had elected before death until the death benefit for the owner is calculated in accordance with the terms of the contract. The contract provides that the owner’s death benefit will be calculated by the company once, upon receipt of due proof of death and in Good Order. Because determination of the amount of the owner’s death benefit involves a calculation comparing a shadow value (such as enhanced maximum anniversary value death benefit) with the contract value at the time specified in the contract, it is only possible to calculate the death benefit value at one point in time. Once the death benefit has been calculated, the contract goes into claims status; there is no longer a contract between the owner and the company and the claim is paid to the beneficiaries in the proportions elected by the contract owner and in accordance with the terms of the contract.

We cannot bifurcate a claims amount for multiple beneficiaries because the death benefit is no longer a contract, it is in claims status. Just as with the calculation of insured’s death benefit on a life insurance policy, the calculation of the owner’s death benefit on an annuity contract occurs once. If all the beneficiaries do not claim the death benefit proceeds at the same time, the remaining amount of the calculated death benefit is placed in the general account where it will accumulate interest. Deduction of separate account charges, which includes charges for the enhanced death benefit, is no longer made. If the death benefit is unclaimed by the remaining beneficiaries after the time period set forth in each state’s unclaimed property laws, then the unclaimed death benefits are escheated to the applicable state(s). In addition, due to IRS mandated settlement options, we cannot allow beneficiaries to keep claim amounts in separate account investment options as a way to delay taking the death benefit.

We respectfully ask that we leave the disclosure under “When Death Benefits are Calculated” as filed in the 485(a) registration statements to allow us to have a continuing dialogue regarding the Staff’s comment.

We will clarify the language regarding transferring the entire contract value to a money market portfolio or similar portfolio if we are unable to process a death claim at the time we receive notification of the death as follows:

“If we are unable to process a death claim at the time we receive notification of the death and/or required documentation is not in Good Order, the Beneficiary may transfer the entire contract value to a money market or similar portfolio by contacting the Annuity Service Center. If there are multiple Beneficiaries, they must all agree to the transfer.”

Spousal Continuation (Page 39)

5.

Comment – We note the second to last paragraph under the Spousal Continuation section on page 39. This language appears in many places throughout the prospectus. In accordance with plain English principles, please delete references to the reservation of rights that do not apply to purchasers of contracts sold pursuant to this registration statement.

Response – Though we would not modify the spousal continuation provisions applicable to an existing contract and believe that this sentence is helpful in notifying the broker-dealer and/or prospective purchaser that such provisions are subject to change up until the date of contract issue, per your comment, we have removed this second to last paragraph under the Spousal Continuation section on page 39.

We have also removed the reservation of rights language on pages 29, 35, 43 and E-2 of the prospectus respectively.

ANNUITY INCOME OPTIONS (Page 45)

Comment – Please revise the disclosure to state clearly that, if an Annuitant dies before the first annuity payment, no payments will be made.

Response – We have revised the last paragraph under the Annuity Income Options section as follows:

“If you elect a lifetime based annuity income option without a guaranteed period, your annuity income payments depend on the longevity only. That means that you may potentially not live long enough to receive an annuity income payment. If you die before the first annuity income payment, no annuity income payments will be made.”

The final fee and withdrawal rates will be filed in the subsequent 485(a) Post-Effective Amendment filings prior to the automatic effective date of the Registration Statements along with an Acceleration request to the Staff on or about September 5, 2018.

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee